UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 11, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Gol Intelligent Airlines Inc.

File No. 001-32221 - CF#26715

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Gol Intelligent Airlines Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on April 8, 2011.

Based on representations by Gol Intelligent Airlines Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through July 31, 2014
Exhibit 10.13	through April 30, 2014
Exhibit 10.14	through April 30, 2014
Exhibit 10.15	through April 30, 2014
Exhibit 10.34	through December 31, 2017
Exhibit 10.35	through December 31, 2017
Exhibit 10.36	through December 31, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Legal Branch Chief